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BREWER & PRITCHARD                                    Three Riverway, 18th Floor
                                                            Houston, Texas 77056
                                                             Tel: (713) 209-2950
A PROFESSIONAL CORPORATION                                   Fax: (713) 659-5302
ATTORNEYS & COUNSELORS                                    Website: www.BPLaw.com



                                January 13, 2006


Albert Tappas
U.S. Securities and Exchange Commission Mail Stop 3561 100 F Street, N.E. Washington, D.C. 20549


Re:      ERF Wireless, Inc.
         Amendment No. 1 to Registration Statement on Form SB-2
         Filed January 11, 2006
         File No. 333-130274

Dear Mr. Tappas:

         ERF Wireless, Inc. (the "Company") has made the following revisions to the Amendment No. 1 to Registration Statement on Form SB-2, File No. 333-130274, in response to your comment letter dated January 13, 2006.

Selling Stockholders, page 26
-----------------------------

         1. We have disclosed how HIPL Family Trust acquired its shares. See page 26 and II-3.

Item 28. Undertakings, page II-4
--------------------------------

         2. We have reviewed Item 512(a)(4) and 512(g) of Regulation S-B and have included the appropriate undertaking pursuant to 512(g)(2). See page II-4.



         If you have any questions or comments, please do not hesitate to contact me at (713) 209-2950.

                                          Very truly yours,

                                          BREWER & PRITCHARD, P.C.

                                          /s/ Thomas C. Prithcard

                                          Thomas C. Pritchard



CC: R. Greg Smith
    Chief Executive Officer
    ERF Wireless, Inc.